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Exhibit 21

Subsidiary	State of Incorporation
Jostens IH Corp.	Delaware
Jostens, Inc.	Minnesota
Jostens Canada, Ltd.	Canada
Jostens Can Investments B.V.	The Netherlands
Jostens International Holding B.V.	The Netherlands
C.V. Jostens Global Trading Limited Partnership	The Netherlands
JC Trading, Inc.	Puerto Rico
Conceptos Jostens, S.A. de C.V.	Mexico
JostFer, S.A. de C.V.	Mexico
Reconocimientos, S.A. de C.V.	Mexico

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  Exhibit 21